Exhibit 99.1

Yimutian Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares

2025/11/13

Beijing, November 13, 2025 -- Yimutian Inc. (NASDAQ: YMT) (the “Company” or “Yimutian”), a leading agricultural digital service company in China, announced that it received a written notification from the Staff of Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 6, 2025, indicating that the Company no longer meets the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global Market as set forth in the Nasdaq Listing Rule 5450(b)(2)(C), because the Company’s MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15 million.

Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 calendar days, or until May 5, 2026. The Company can cure this deficiency if its MVPHS closes at US$15 million or more for a minimum of ten consecutive business days during the compliance period. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Global Market and expects that its MVPHS will increase after the expiration of the 180-day lock-up period in February 2026 following its initial public offering if and when its shareholders decide to convert their ordinary shares into American depositary shares (“ADSs”), which will increase the number of publicly held shares. In the event the Company does not regain compliance prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Email: ir@ymt360.com

Tel: +861057086561

Media Contact

E-mail: pr@ymt360.com